

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

March 5, 2010

Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Real Estate Investment Trust III, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

> **Re:** **KBS Real Estate Investment Trust III, Inc.**
> **Registration Statement on Form S-11**
> **Filed February 4, 2010**
> **File No. 333-164703**

Dear Mr. Schreiber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referenced refer to the page numbers found in the courtesy copies provided.

General

1. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to

investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

3. We note your disclosure that you intend to invest in debt securities, equity securities and certain types of illiquid securities. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your or your subsidiaries' investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4. We note your disclosure on page 196 that states that withdrawals under your share redemption program must be received by you at least five business days before the date for redemptions. Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisitions for further review.

5. We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Cover Page of Prospectus

6. Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page, as required by Item 501.

7. Please disclose on the cover page of the prospectus the date that the offering will terminate. See Item 501(b)(8)(iii) of Regulation S-K.

8. We note that there are some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

What are the fees that you will pay to the advisor, its affiliates and your directors?, page 13

9. We note that you have disclosed acquisition fees on a leveraged basis, assuming your target leverage of 65% of the cost of your real estate investments. Please revise to disclose leverage assuming the maximum allowed under your charter, which appears to be 75% of the aggregate cost of your assets. This comment also applies to the proceeds table on page 25, the compensation table beginning on page 91 and footnote (2) to the use of proceeds tables on pages 73 and 25. See Item 4.B of Industry Guide 5.

What steps will you take to make sure that you purchase environmentally compliant properties?

10. Please disclose the plain English meaning of a "Phase I environmental assessment."

Risk Factors, page 32

"If we pay distributions from sources other than our cash flow . . . ," page 37

11. Please describe if you may use sources other than financings or the net proceeds from this offering to pay distributions. For example, to the extent you may rely on the issuance of additional securities or the sale of assets, please disclose. Further, please expand your discussion to explain in more detail the risks associated with funding distributions from sources other than cash flow from operations. Describe the impact on the number of properties you will hold, the diversion of cash flows from operations to pay debt and the resulting impact on cash flows available to pay distributions.

"Our stockholders may not be able to sell their shares under our share redemption program . . . ," page 43

12. Please expand this risk factor to discuss how your affiliated program KBS REIT I amended its redemption program in March 2009 in a manner that effectively suspended redemptions in the program from the time KBS REIT I notified stockholders through the remainder of the year.

"Properties that have significant vacancies could be difficult to sell . . . ," page 48

13. Please expand this risk factor to specifically discuss the risks associated with high vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates and increased tenant improvements or concessions.

Estimated Use of Proceeds, page 70

14. To the extent practicable, please break out estimated acquisition and origination expenses and subtract that amount from the amount available for investment.

Management, page 75

Board of Directors, page 75

15. Please update your disclosure prior to effectiveness to disclose your three independent directors. Please also indicate if any of these persons serves as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisors.

Committees of the Board of Directors, page 76

16. Please revise your disclosure to indicate whether one of the audit committee members will qualify as an "audit committee financial expert" or explain why you have determined not to include a "financial expert" on the audit committee.

Executive Officers and Directors, page 78

17. Please disclose the ages of all executive officers and directors. Refer to Item 401 of Regulation S-K for guidance.

The Advisory Agreement, page 84

18. Please disclose when the advisory agreement with KBS Capital Advisors became effective.

Conflicts of Interest, page 99

19. We note that the initial public offering of KBS Legacy Partners Apartment REIT has not yet commenced. Therefore, please discuss in more detail the conflict of interest presented to the dealer manager of both offerings, KBS Capital Market Group, with respect to its underwriting obligations to both offerings, which may occur simultaneously.

Allocation of Investment Opportunities, page 100

20. We note that your sponsors are also sponsors of other programs. Please disclose how many of the other programs are in direct competition with you.

Allocation of Our Affiliates' Time, page 101

21. Please provide an estimate of the time that you expect your affiliates and executive officers to devote to your business.

Receipt of Fees and Other Compensation by KBS Capital Advisors and its Affiliates, page 101

22. Please expand this disclosure to clearly state that acquisition fees are based on the purchase price or cost of the investments acquired and may create an incentive for your advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

23. Please expand your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits your advisors would receive by pursuing listing over liquidation in addition to the subordinated incentive listing fee.

Investment Objectives and Criteria, page 109

Investments in Real Properties, page 111

24. Please define "marketable title" in clear, plain language.

Borrowing Policies, page 122

25. We note your borrowing policy that you expect that you will borrow between 45% and 65% of the aggregate cost of core properties and between 0% and 65% of the aggregate cost of all real estate-related assets. You also state, however, that you will not borrow in excess of 75% of the cost of all your assets. Please clarify your investment policy in this respect.

26. Please clarify what would constitute substantial justification to borrow in excess of 75% of the cost of your tangible assets.

27. We note that you may use borrowing proceeds to finance acquisitions of new properties or assets or for originations of new loans, pay for capital improvements, pay distributions or other uses. To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any) and any other material terms.

28. We note your disclosure that you will not borrow from your advisor or it affiliates unless the board determines that the transaction is no less favorable to you than comparable loans between unaffiliated parties, among other factors. Please expand on how the board will make the comparison.

Market Outlook – Real Estate and Real Estate Finance Markets, page 133

29. Please revise this portion of your prospectus to state that the information and predictions provided are based on management's belief or revise to cite to specific third party support.

Prior Performance Summary, page 141

Private Programs, page 149

30. We note that four of the 14 private funds managed by KBS investment advisors did not raise any capital. Please provide more information about why these four funds were unable to raise capital.

Federal Income Tax Considerations, page 151

31. We note your statement that DLA Piper LLP (US) has acted as your tax counsel and reviewed this summary. Please revise your disclosure prior to effectiveness to disclose that counsel has rendered a tax opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT.

Share Redemption Program, page 195

32. We note that once you have completed you offering stage, you will establish an estimated value per share of your common stock and that you will disclose that redemption price to your shareholders in your periodic reports. Please clarify, if true, that your estimated value per share will only be determined on a quarterly basis as your disclosure suggests. If it will be determined at different times, such as monthly, please disclose as such as well as how shareholders will be informed of the estimated per share value in such instances.

Financial Statements

Notes to Consolidated Balance Sheet

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-5

33. We note that when a loan is placed on nonaccrual status, you *generally* will not recognize subsequent interest income until cash is received or the loan returns to accrual status. Please tell us specific instances and the factors considered by management wherein you continue to subsequently recognize interest income for loans on nonaccrual status.

Real Estate

Real Estate Acquisition Valuation, page F-7

34. Please clarify your disclosure to note that acquisition costs related to business combinations are expensed as incurred (i.e., not generally) or tell us when such costs would not be expensed in a business combination. Please refer to paragraph 23 of ASC 805-10-25.

35. Please tell us and disclose in your filing how you will consider bargain renewal periods in determining below-market lease values and the related amortization periods.

Part II – Information Not Required In Prospectus, page II-1

Item 32. Sales to Special Parties, page II-1

36. We note that certain people may purchase shares in this offering at a discounted price under the "friends and family" program. Please expand your disclosure to

Charles J. Schreiber, Jr.
KBS Real Estate Investment Trust III, Inc.
March 5, 2010
Page 8

discuss how many shares will be offered at this price and include similar disclosure in your "Plan of Distribution" section.

Item 36. Financial Statements and Exhibits, page II-3

37. We note that you have filed, or will file in an amendment, the "form" of many exhibits, such as your amended and restated articles of incorporation and advisory agreement. Please file the actual exhibits or explain why you have only filed the forms of such exhibits.

38. Please file the legal and tax opinions with the next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at 202-551-3391 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Robert H. Bergdolt, Esq.
    Carrie J. Hartley, Esq.
    DLA Piper LLP (US)
    Via facsimile (919) 786-2200